Sibanye Gold Limited trading as Sibanye-Stillwater

Reg. 2002/031431/06

Registered Address:

Constantia Office Park

Bridgeview House • Building 11 • Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park • 1709

Postal Address:

Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

John Coleman

Division of Corporate Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

United States of America

January 17, 2019

By EDGAR

Dear Mr. Coleman,

Re:                             Sibanye Gold Limited

Form 20-F for Fiscal Year Ended December 31, 2017

Filed March 30, 2018

File No. 001-35785

We refer to your comment letter (the “Comment Letter”) dated December 18, 2018 setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Annual Report on Form 20-F (the “2017 Form 20-F”) of Sibanye Gold Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Projects, page 41

1.              We note your disclosure of mineral resources for the Burnstone project. Please revise to remove the mineral resources from your filing as only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to Instruction 3 to paragraph (b) (5) of Industry Guide 7.

Response

The Company acknowledges the Staff’s comment and respectfully submits that the Company will revise future filings relating to the Burnstone project disclosures to comply with Commission’s requirements relating to property disclosure for mining registrants, whether as required by Industry Guide 7 or as permitted by the

www.sibanyestillwater.com

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Savannah Danson*

Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*

Lerato Matlosa (Corporate Secretary) (*Non-Executive)

Vat No.  473 020 9410

Commission’s recent amendments adopted in Commission Release 34-84509 (“Modernization of Property Disclosures for Mining Registrants”).

Reserves of Sibanye-Stillwater as of 31 December 2017, page 255

2.              We note your disclosure of 4E PGM basket grade on page 261 and a 2E PGM basket grade on page 263. Please revise to provide average individual metal grades and contained metal associated with your 4E PGM and 2E PGM reserves. In the alternative provide additional detail with respect to your calculation of your basket grades such that contained metals for each PGM in your mineral reserve can be determined.

Response

The Company acknowledges the Staff’s comment and respectfully submits that the Company will expand in future filings the disclosure of average individual metal grades and contained metal associated with the 4E PGM and 2E PGM reserves by including a tabulation which shows the metals per prill split with the relevant percentages, as follows:

		Totals		Prill Split %				Prill Split — Grade (g/t)				Prill Split — (Moz)
Mine	Reef	Grade (g/t)	Moz	Pt	Pd	Rh	Au	Pt	Pd	Rh	Au	Pt	Pd	Rh	Au
Kroondal	UG2	2.6	1.804	56.96	32.03	10.26	0.75	1.481	0.833	0.267	0.020	1.028	0.578	0.185	0.013
Rustenburg	Merensky	5.2	1.746	63.81	27.3	3.98	4.91	3.318	1.420	0.207	0.255	1.114	0.477	0.069	0.086
	UG2	3.7	13.960	54.32	34.36	10.53	0.79	2.010	1.271	0.390	0.029	7.583	4.797	1.470	0.110
	Combined	3.8	15.706	55.09	33.78	10.00	1.13	2.094	1.284	0.380	0.043	8.653	5.306	1.570	0.177
	Tailings	1.1	2.818	55.09	33.78	10.00	1.13	0.606	0.372	0.110	0.012	1.553	0.952	0.282	0.032
Mimosa	MSZ	3.5	2.030	49.71	39.27	4.33	6.69	1.740	1.374	0.152	0.234	1.009	0.797	0.088	0.136
Total operations		2.8	22.358	54.87	34.03	9.61	1.50	1.536	0.953	0.269	0.042	12.267	7.608	2.148	0.335

		Totals		Prill Split %		Prill Split — Grade (g/t)		Prill Split — (Moz)
Mine	Reef	Grade (g/t)	Moz	Pt	Pd	Pt	Pd	Pt	Pd
Stillwater	JM	20.2	11.519	23.0	77.0	4.646	15.554	2.649	8.870
East Boulder	JM	13.4	10.384	23.0	77.0	3.082	10.318	2.388	7.996
Total operations		16.3	21.903	23.0	77.0	3.749	12.551	5.038	16.885

3.              Please revise to include reserve modifying factors including the cut-off grades and recovery factors associated with your 4E PGM reserves on page 261 and the mineral pricing and recovery factors associated with your 2E PGM reserves on page 263. In your response clarify if your 4E PGM and 2E PGM reserves are reported as mill delivered tons or other.

Response

The Company acknowledges the Staff’s comment. The Company respectfully submits that:

(i)                 With respect to the cut-off grades, the ore bodies are tabular and laterally continuous with relatively long range predictability indicating that there is insignificant variability to the ore types. Therefore, no cut-off grades are determined for the South African Merensky and UG2 ore bodies. The US region 2E PGM operations use a 6.8 g/t cut-off grade.

(ii)              With respect to the reporting of reserves, the Company compiles the Reserves and Resources in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves. Therefore, the reserves tons declared is that delivered to concentrator.

(iii)           The 2E PGM reserves used a platinum price of R14,251/oz (US$1,092/oz) and palladium price of R9,187/oz (US$704/oz) (at and exchange rate of R13.05/US$) when valuing the mineral reserve.  The prices used for reserves is the approximate three-year trailing average metal prices.

(iv)          With respect to the modifying factors, the following are the modifying factors for each of the Rustenburg, Kroondal, Mimosa and US PGM operations:

Rustenburg: Modifying factors (underground)

Parameter	Unit	Dec 2017	Dec 2016

Off-reef	%	3.07	3.96

Stope width	m	1.43	1.46

Scalping	%	3.29	3.37

Mine call factor	%	99.7	96.7

Kroondal: Modifying factors (underground)

Parameter	Unit	Dec 2017	Dec 2016

Off-reef	%	2.27	2.40

Stope width	m	2.29	2.33

Scalping	%	4.66	5.40

Mine call factor	%	93.0	95.0

Mimosa: Modifying factors (underground)

Parameter	Unit	Dec 2017	Dec 2016

Mineral Reserve pay limit	g/t	2.7	3.0

Mined value	g/t	3.6	3.6

Mine call factor	%	93.4	91.9

Mining dilution	%	3.95	3.00

Stoping width	m	2.08	2.06

US PGM operations: Modifying factors (underground)

Parameter	Unit	Stillwater	East Boulder

Cut-off grade	g/t	6.8	6.8

Mine call factor	%	90.0	94.0

Concentrator recovery	%	92.2	90.8

Smelter/base metal refinery recovery	%	99.3	99.3

The Company respectfully submits that it will disclose such information in future filings.

*****

If Mr. Coleman or other members of the Staff have any questions regarding any of the above, they should feel free to contact the undersigned at +27 10 493 6908 or via e-mail at charl.keyter@sibanyestillwater.com. In the alternative, feel free to contact Thomas B. Shropshire Jr. (tel: +44 20 7456 3223; email: tom.shropshire@linklaters.com) or John Stone (tel: +44 20 7456 2677; email: john.stone@linklaters.com) of Linklaters LLP.

Sincerely

/s/ Charl Keyter
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited

cc:                                Alicia Brink, Sibanye Gold Limited

Gerhard Van Vuuren, Sibanye Gold Limited

Andrew Brown, Sibanye Gold Limited

Brent Lamoure, Sibanye Gold Limited

Thomas B. Shropshire, Jr., Linklaters LLP

Henning Opperman, KPMG